Exhibit 21.1

Subsidiaries of
American Medical Systems Holdings, Inc.	Jurisdiction of Incorporation

American Medical Systems, Inc.	Delaware

American Medical Systems Australia Pty. Ltd.	Australia

American Medical Systems Benelux B.V.B.A.	Belgium

American Medical Systems Canada Inc.	Canada

American Medical Systems France S.A.S.	France

American Medical Systems Deutschland GmbH	Germany

American Medical Systems Iberica S.L.	Spain

American Medical Systems UK Limited	United Kingdom

AMS Research Corporation	Delaware

AMS Sales Corporation	Delaware

American Medical Systems Europe B.V.	The Netherlands

Thermatrx, Inc.	Delaware

AMS — American Medical Systems do Brasil Produtos Urológicos e Ginecológicos Ltda.	Brazil

Influence Medical Technologies, Ltd.	Israel

Ovion Inc.	Delaware

InnovaQuartz Incorporated	Arizona

Laserscope	California

Laserscope International, Inc.	Delaware

Solarant Medical, Inc.	Delaware

American Medical Systems Luxembourg S.à.r.l.	Luxembourg

Cytrix Israel Ltd.	Israel